                                     Ching-Sang Hong

                                     c/o Andrew Chien

                                     USChina Taiwan Inc.

                                     665 Ellsworth Avenue

                                     New Haven, CT 06511

VIA Edgar

August 2, 2010

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3010

Washington, DC 20549-7010

Re:  USChina Taiwan Inc. (the "Company")

Registration Statement of Form S-1

File number: 333-165526

Attention:   Phil Rothenberg

             Sonia Barros

Dear Sir:

     In the attached revised references, we list both the old and revised paragraphs. In the revised paragraphs, the italics and underlined words indicating there was some changes including deleting words between them.

     There is no consent letter because the financial parts no change. The consent letter dated July 22 is effective.

Sincerely Yours,

/s/Ching-Sang Hong

 President

                          Revise Information

Our Business Page 5-6

Old:

"The Company's business focuses on management and financial consulting in Taiwan, and Ching-sang Hong, CEO, has engaged in similar business privately since 1998. Recently, among Taiwan entrepreneurs, from private going public becomes a hot topic of the consulting business because the Mainland of China became the world's largest IPO Market in the first six month of 2010, which affected the Taiwan entrepreneurs as more Taiwan entrepreneurs expanded their business into the Mainland of China. Mr. Hong plans to rebuild his business in public entity, which would be easier to serve those private companies, which want to engage in oversea expansion; or become US or Canada, listed public companies. Although we don't have generated revenue yet,.."

Revise:

"The Company's business focuses on management and financial consulting in Taiwan, and the Company's CEO: Ching-sang Hong, has engaged in similar business privately since 1998, and he plans to rebuild his business in a public entity. This is because from private going public becomes a hot topic of the consulting business among Taiwan entrepreneurs as more Taiwan entrepreneurs expanded their business into the Mainland of China and the Mainland of China became the world's largest IPO Market in the first six month of 2010. Although we don't have generated revenue yet,.."

Risk Factor 1 (page 7)

Old

"1.  We have no operating history and our operating results are unpredictable in the emerging market.

We have no operations. Since the Company's formation, we have not realized any revenue. We do not have any customers to date. We are in the developmental stage. Despite that the financial consulting business expands in Republic of China (Taiwan) by the impulse of increased trades and direct investment from China, there is no certainty that our business will ultimately prove successful. Our service to the customers including: a. oversea expansion and other new strategy consultation; b. consulting for going public in USA or Canada; c. private financing, most in Taiwan. Our customers are small entrepreneurs in Taiwan who have beneficially affected by the recently business expansion between Mainland of China and Taiwan. The emerging market ( i.e. nations with social or business activity in the process of rapid growth and industrialization) created new environment, which gives us great uncertainties. For example, ..."

Revise:

"1.  We have no operating history and even no any signed contract at this time and our operating results are unpredictable.

We have no operation history. Since the Company's formation, we have not realized any revenue yet. We do not have any signed contract with any customers at this time. There are no history data or pending agreements upon which our investors could evaluate, estimate or predict our future revenue and profits.

The likelihood of our company's success must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in the early stages of development."

Risk Factor 6 (page 9)

Old:

"Other than the loan from Mr. Hong, no other source of capital has been identified or offered to us.  Due to the nature of the financing consulting, the front costs are high. Our potential customers indicate that they are willing to pay the shares of the private companies, which don't have liquidity..."

Revise:

"Other than the loan from Mr. Hong, no other source of capital has been identified or offered to us. In order to cover the high front costs of the  financing consulting project, our potential customers indicate that they are willing to pay us the shares of the private companies, which don't have liquidity..."

Risk Factor 7 (page 9)

Old

"7. We face strong competition:

There are numerous competitions existing in Taiwan management and financial consultation business: such as Abeam Taiwan, LADO Management Consultants Ltd., etc, which have greater financial resources, much longer operating history, stronger name recognition, and superior marketing resources than us. We compete with them by targeting an underserved market, which are small companies, typically managed by an owner personally or an owner’s family only, which lacks the experience of running a stock cooperation or a public company. There is no guarantee that our strategy will work since our company doesn't have operation history. We may never be success if we fail to compete with our competitors.'

Revised:

"7. We face strong competitors, which may force us out of business:

There are numerous competitions existing in Taiwan management and financial consultation business: such as Abeam Taiwan, LADO Management Consultants Ltd., etc, which have greater financial resources, longer operating history, brand name recognition, and superior marketing than us. We compete with them by targeting an underserved market, which are small companies, typically managed by an owner personally or an owner’s family only, which lacks the experience of running a stock cooperation or a public company. There is no guarantee that our strategy will work since our company doesn't have operation history .. Even if we have the clients in the future, the competitors' aggressive pricing may greatly reduce our revenue and profits margin. We may never be success if we fail to compete with our competitors."

Risk Factor 9. Deleted first paragraph

Risk Factor 10 (page 10).

Old

"10. We are dependant upon engaging first one, then more customers.

The success of our business depends on our management's ability to acquire first one, then more customers, especially customers that are willing to pay cash, rather than stock, to cover the front costs of their projects." "

Revised:

"10. We are dependant upon engaging first one, then more customers, which may never happen.

The success of our business depends on our management's ability to acquire first one, then more customers, especially customers that are willing to pay cash, rather than stock, to cover the front costs of their projects. However, this may never happen, and we don't have any pending contract yet."

Risk Factor 11 (page 11).

Old

" Usually the "reverse mergers" process is a quick and less expensive way for small companies going public. And small companies could adapt the method of going public first, and financing later in the "reverse mergers". Our sole officer Mr. Hong didn't have experiences in the reverse merger, including   the experience of how to dealing with regulation change. Any time delay..."

Revised

"...Usually we consider the "reverse mergers" process, a quick and less expensive way for small companies going public, and small companies could go public first, and make financing after being public. Our sole officer Mr. Hong didn't have experiences to deal with regulation change in the reverse merger ..   Any time delay..."

SELLING SHAREHOLDERS (Page16).

Deleted following sentences to avoid repeating that in "PLAN OF DISTRIBUTION"

"Although Mr. Ching-Sang Hong will pay all costs of registering the shares offered by the selling shareholders, the selling shareholders will pay all sales commissions and other fees payable to brokers or dealers in connection with any sale of the common stock."

DESCRIPTION OF BUSINESS (page 24)

Our Strategy (page27)

Old:

"a. Oversea expansion and other new strategy consultation;

Including preparing business plan; budget analysis; asset sale consulting, new business establishment consulting including how to build new facility overseas and giving tax advice , through cooperatively consulting with local accountants of different jurisdictions, to the enterprises owned by Taiwanese, operated in China or other Asia countries; to help negotiating business cooperation plans..."

Revised

"Including preparing business plan; budget analysis; asset sale consulting, new business establishment consulting including how to build new facility overseas; giving tax advice on different jurisdictions through cooperative with local accountants; to help negotiating business cooperative plans..."

Business Overview (Page 29)

Old

"Ching-Sang Hong has over twenty years of international sales and marking experiences for established firm. His marketing experience will help us to get customers quickly. In Asia, to do business among trusted people is still a big principle of making decision. Mr. Hong's good relationship with many entrepreneurs in Taiwan is an initiating of the company. For example: some business top managers are willing to discuss with Mr. Hong about their confidential information, including the conflicted interests in their top management team. The capability of m aking such kind of communication between Mr. Hong and his potential clients is critical for his possible success."

Revised

"Ching-Sang Hong has over twenty years of international sales and marking experiences for established firm. His marketing experience will help us to get customers quickly." (deleted repeated sentences)

Target Market (Page 29)

Old

"We will analyze and control our weakness to comply with all laws and rules. For example, we are aware that we don't have any independent directors although we are in the process of becoming a public entity; we enhance our manager's work ethics to overcome the weakness."

Revised

"We will analyze and control our weakness to comply with all laws and rules. For example, one weakness is that we don't have any independent directors to monitor our work. We will overcome the weakness by enhancing our manager's work ethics."

Competition; (page 30)

Old:

" We may not be able to compete successfully against such established competitors. Competitive pressures may also force us to lower our service prices."

Revise

"We may not be able to compete successfully against such established competitors. Also new competitors will consistently enter our market because of the lower entrance barrier. Competitive pressures may also force us to lower our service prices."

MD&A (Page 31)

Added several subtitles and paragraphs

(Page 32)

Old

"4. $ 20,000 research and investigation, such as due diligence work for relative parties or third party's verification for potential customer's business plan."

Revised

"4. $ 20,000 research and investigation, such as due diligence fee from third party;"

2